Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No.: 000-27246

UBS

Tuesday, 10th March 2011

08:45 Hrs UK time

Chaired by Will Gardiner

David

Hi, this is David from the Tech team. It’s my pleasure to introduce Will Gardiner from CSR, and CFO of the company.

Will Gardiner

Thank you, David, morning everybody. What I’ll do is I’ll run through a sort of summary presentation of our merger transaction with Zoran which we announced a couple of weeks ago. I’ll try to give you some background and then I’ll open it up it Q&A, happy to take any questions that people may have.

So just a quick overview of the transaction; again, we announced about two and a half weeks ago that we were going to be merging with Zoran. The deal on a pro forma basis would allow for a 65% ownership by our shareholders and 35% by the Zoran shareholders.

We’re actually going to be doing a buyback of up… of $240 million, which actually creates the equivalent financial impact on the enlarged company as if it were a 35% cash, 65% equity deal, and as you’ve probably seen, we’ve begun that buyback already and we would expect to continue that through close and then on from there.

The management team leading the combined company will be the CSR team, and with our chairman, Ron Mackintosh, our CEO, Joep van Beurden, and myself. Levy Gerzberg, who is the founder, president, and CEO of Zoran will join our board as a non-executive director, and the Zoran board will also nominate another board member, and we expect completion late in the second quarter of 2011, i.e. this year.

So what are the highlights of the deal? I mean, I guess the simple point is that we are going to be adding really world class imaging and video technology to our current portfolio, which is a Bluetooth, Wi-Fi and GPs portfolio business, and if you think about the sort of strategic objectives that the CSR has had really since Joep joined us, the CEO, about three years ago, we sort of started off as you all will know, very much as a Bluetooth business, and we added the GPS business through the acquisition of SiRF, and we’ve been building our own Wi-Fi portfolio, and then this expands the business further into imaging and video.

Equally it unlocks significant additional opportunities, so in a simple way will add camera opportunities for us, it will add home entertainment opportunities for us, it will add printing opportunities, but then in a more sort of synergistic way we’ll also be able to, I think, access more markets for our existing technology, so we will be able to actually more effectively sell GPS, Bluetooth and Wi-Fi into the camera space, I think more effectively sell Bluetooth and Wi-Fi into the home entertainment space, and then in the longer term we look to bring some of the Zoran technology across imaging, some of the differentiators they have in the imaging space, to smartphones for example, so a very exciting opportunity to combine the technical and the technological capabilities of the two companies.

The third point is that it really provides a step change in our total scale as we’ll talk about a bit later. We’ll be about a $1.2 billion company on a pro forma basis, or we would have been in 2010. Equally we’re adding a significant chunk to our addressable market, while maintaining an opportunity to gross… you know, the markets we’re adding are growing at similar rates to the ones we’re currently in, i.e. sort of between 15% and 20%.

The final point is we think that this transaction if financially compelling, and once one considers the synergies we believe we will be able to achieve $50 million worth of cost synergies by the end of 2011. If you consider those as well as the buyback we expect the deal to be double digit aquisive (?), i.e. significantly aquisive to our 2012 EPS.

So what is the Zoran business? Zoran is a global leader in video and imaging technologies in the digital still camera, digital video camera, printing, and digital TV areas. The business was originally founded sort of jointly in both Israel and in California. It is currently headquartered in Sunnyvale with about 1,500 employees.

On a pro forma basis, and I say pro forma because they purchased a company called Microtune towards the end of 2010. On a pro forma basis they had revenue of about $441 million and a strong gross margin at 52%, and their cash position was strong again at $260 million at the end of last year, so the key point for us again is the bottom point, which is about the differentiation that they bring.

I mean, they really are the leader in the camera space, leading market share in digital still cameras globally. They have very good image capture technology, so one of the things for example they have is a stabilisation technology, so oftentimes when one uses a handheld video camera there’s a lot of, you know, shaking and jitter in the picture, and they have a technology that mathematically adjusts for that jitter in real time, so as you actually take the picture it actually fixes it on the screen as you take the pictures, so things like, you know, image or whatever, video conferencing through smartphones or through tablets, which I think is something that will start to happen more and more, we can use that technology potentially in that area, so the opportunity for us to take that technology across multiple segments we think is quite significantly… significant.

Additionally in the TV space they have very good technology for 2D to 3D conversion, very good technology in the frame rate conversion area, and again, equally Microtune is a leader in the silicon tuner space, so again we think there’s a very attractive opportunity for us to take those technologies and release them both in the spaces they are in now, but also extend them into the other spaces where we operate.

On the customer base… on the customer point, here just to highlight that point briefly, they have a very high quality customer base, you can see some of the names there, and importantly a lot of those customers are also our customers, so obviously, as you know, we have Sony, a big customer for us in the gaming space, Samsung, a big customer for us in the camera space, so we’ll be adding customers where we already have a strong presence, which again is quite a helpful synergy opportunity for us.

So combining connectivity and imaging, and I’ll spend a few slides talking about this, but at the end of the day our objective is to really create integrated platforms for next generation multimedia devices, so all the things which we’ve been trying to do, i.e. we were trying to get connectivity, i.e. Bluetooth and Wi-Fi, as well as location GPS. We were shelving those into a range of consumer devices, all of those devises have a screen, and if I look at the sort of on the next page we try to… wait, that’s going to come later.

We’ll talk about that later, what that actually means, but at the end of the day what we’ve found, and I’ll talk a little bit about where did this deal come from, so we started talking to Zoran in the beginning of last year really about opportunities where we could cross sell or we could work together to provide combined solutions to our customers, so for example in the camera space, you know, if they’re selling the image processor, which is really the centre of the camera, we’re trying to add GPS, Wi-Fi and Bluetooth around that, but actually we felt that we can provide a combined solution, that actually really would be something our customers would be very interested in and they’re actually looking for, so that’s what we mean by, you know, integrated platforms for next generation multimedia devices.

So the tangible benefits of scale, and obviously we’re not trying to be big for its own (?) sake, but again, if we change the profile of our business from an $800 million business to a $1.2 billion business we end up with real benefits in terms of purchasing power and with our suppliers in terms of a bigger opportunity in terms of addressable market, broader portfolio of customers, and I’ll talk importantly further about the diversification benefits that we think that brings, both across technologies and also across market segments.

The other thing we didn’t want to do is we didn’t want to actually add scale whilst giving up what we believe is already a very strong market position, both for CSR, but also for Zoran, so if you see the title on that slide, we believe that 80% of the revenue of the combined business in 2010 would have come from businesses where we have a market leading position, so whether it’s in wireless headsets where you all know we have a 75% share, camera systems chips where in the merchant (?) market they’re a very strong and leading share, camera GPS we think we’re getting half of that business, automotive Bluetooth again, more than half of that business, so a very significant sort of increase in the scale of the business, but at the same time not adding businesses that are nor leaders as well, or take out the double negative, adding businesses that are leaders in their spaces as well.

So let me go back to that point about what is it that’s sort of the… where does the strategic logic of this actually come from. So we’ve been thinking about the world, and we’ve talked about this for a while, as one that has actually four screens, so you’ve got your home screen, i.e. often it’s your TV or your gaming screen, your personal screen, i.e. you smartphone or your tablet, your office, i.e. your PC, and then your car. In all of those areas we are actually working hard to sell connectivity, so Bluetooth, Wi-Fi, and most of those areas as well, i.e. GPS, so very significant opportunities to do that.

Now what… when you actually… the other thing that all of these screens have, obviously, is they have a screen, right, so the opportunity to actually do imaging and video is very powerful, so if we think about some of the specific opportunities, the first one that I mentioned before is cameras, so you think about your digital still camera, now, I guess that a lot of this sort of started with… in the sort of smartphone space, i.e. obviously

Apple, if you have an iPhone all of the photos are geo-tagged, i.e. that actually when you take a photo it tells you actually where you’ve taken it, which is again very useful for things like sorting the photos when get back home, you know, you can look through the photos and say where are all the photos that I took in Paris.

It’s also very useful for social networking things, so actually putting things on Facebook and actually being able to tell where they were taken, so we think that the digital still camera market is very much moving in the same direction, and we’ve had a lot of interaction with our own customers, or with the camera manufacturers about selling GPS into this… into that space.

Equally we think that they are going to be wirelessly connected, so they’re either looking for Wi-Fi or they’re looking for Bluetooth, so the idea is in this space if we can actually own the platform in the middle of the camera, which is really the image processor, that the… sort of the most important piece of silicon in a camera, that actually we can then provide a combined solution with the GPS, with the Bluetooth and the Wi-Fi, and actually go to the camera guys and say here is an integrated solution for a completely connected location aware camera.

Now, in the first instance, the way that will happen, and we will expect to start doing this quite shortly after we close, is just a combined sale, so you go in and you say here is my platform and I can actually sell you all these components together, it’s an easier sale for the customer.

As you move further out the next step would be to actually integrate the software, so it’s not going to be one single piece of silicon, it would still be sort of three or four different chips, but the actual software is integrated, so very easy for the camera manufacturer to actually put it into the camera because it’s already set up and ready to go, so the benefit for him there is a significant reduction in his own development cost, and then the ultimate step is to create one SOC, one system on a chip, which actually has the image processor, but also the other elements potentially in one chip, and then you’ve got a very powerful opportunity that we think actually we are uniquely positioned to provide that in this space.

If I look at TVs, again, it is a somewhat of quite a similar construct, so again, if you go back then in the history of TVs, they used to be a PCB with many different chips on it to make TV go (?) digital chip, digital TV, and over time that has really consolidated into not very many, right. There’s an SOC, you may have a tuner, there might be sort of three or four chips that actually drive a TV.

We believe that also over time TVs will also become increasingly connective, so the Wi-Fi to get your video apps into the TV potentially wirelessly, Bluetooth to get sound into wireless speakers or into a wireless headset, or Bluetooth also for example for 3D glasses, right, so we’re having a lot of discussions with people who are looking to make 3D glasses where the Bluetooth controls, I guess they have… with a shutter that goes on and off to switch between the different eyes, so the opportunity to put Bluetooth and Wi-Fi into TVs is very real, and there are a lot of discussions we’re having about that now.

So again, if we can go to a TV guy and say, well, here is the whole platform, i.e. we can give you the SOC in the middle of the TV, we can also give you the frame rate converter, which again is a technology in a chip that Zoran has very high value add as well, and we can give you the Bluetooth and the Wi-Fi as one single solution, we think that’s a very exciting opportunity, so these are two of probably the most near term opportunities that we see for combining… you know, combining our silicon with that of Zoran.

Shall I go back and now talk a little bit about what does it do to our sort of profile of our business? In 2008 we were pretty much 100% a Bluetooth business, in 2010 a very significant portion of the business now coming from GPS, i.e. location, and in 2010 on a pro forma basis we really would have three very significantly different legs to the company, which we think is a very significant advantage for us as we grow and the business matures.

And then equally, in terms of our end markets we’ll be adding… you know, today, as you all know, we are… we operate in audio and consumer, which is really about headsets, gaming and PCs, we operate in the handset or the mobile space, and we operate in automotive and P&D. We add the Zoran business, we add home entertainment, we add imaging, which for them actually means printing, and we add mobile, so we add a nice portfolio of additional businesses, so the combined company would be I think a lot more attractive in terms of if the range of businesses in which we operate, they have more of a range of opportunities in which we have to play (?).

So in summary one thing I want to mention which I obviously haven’t talked about so far is that when we did our analyst day in late October of last year we laid out in each one of our business units quite specific catalysts for growth, i.e. what are the things that are going to drive growth for CSR as was (?) in 2011 and 2012, so there were things like, you know, additional sort of traction with SiRF-star IV in the smartphone space, and if you recall when we announced our yearend results we announced a very significant design win for SiRF-star IV with a leading smartphone manufacturer, so very much still focused on that. In the feature (?) phone space the CSR8000 continues to ramp and do very well.

The growth pattern we’ve seen in the automotive space continues to be very strong, and our position in the () momentum in our audio and consumer space continues to be strong, so I want to emphasise that we’re absolutely committed to driving those catalysts for growth, to delivering for example the Bluetooth Wi-Fi combination chip which we should be sampling with customers in the summer, delivering SiRF-star V, our next generation location chip which, again, we should be sampling with customers in the summer, so very committed to delivering those things, so in addition to this deal we believe our core business is in a very good position, but to summarise the transaction, we believe it is compelling from both a strategic and financial perspective.

We think we can unlock significant value, both through putting the technologies together in the medium and longer term of the revenue synergies, but equally importantly in the short term a very significant opportunity to take costs out of the combined business, which positions us very well for the next wave of connected location aware multimedia devices.

So that’s in a nutshell the logic of the Zoran transaction. I’m happy to take questions, and there’s a lot of stuff I know, a lot of other things going around… going on around this, so please feel free to ask questions about any part of that.

Go ahead, David. Yes?

Questions and Answers

David

Can you possibly give us an update on what the progress has been towards closing the deal? Is there any risks you see to that happening and how that’s playing out?

Sure. I’ll sort of talk generally about it, and then I’ll talk specifically about Ramius, which is probably, I think, what you’re alluding to, David, so in general, you know, the requirements or the conditions for closing are… you know, any (?) trust, which we don’t believe will be an issue, shareholder approval on both sides.

Now, Cynthia and I and Joep have been spending the last several weeks talking to a lot of our shareholders, both in the UK but also in the US. We’ve also spoken with many of the Zoran shareholders, and we believe that they definitely can see the strategic and financial attraction of the deal, so we’re quite confident that they will be supportive of the transaction. The… so again, the timetable would be to close some time probably in June, and we’re very much on track to do that, all the word being done, putting the all documentation together etc is very much on track.

Now, one of the things about… you know, what you’ve seen about this deal is there is an activist shareholders called Ramius, who in about November bought shares in Zoran, and I think in December began a consent solicitation to change. They were looking to change six out of seven board members at Zoran. They won that solicitation, or they partially won that, again, I think, last week, where they ended up changing three out of the seven Zoran board members so, again, our view on that, which I think we sort of… we issued a press release earlier this week on this, is that something that clearly was part of our thinking, as we were thinking about this deal we were obviously well aware that was happening, so it’s not something that comes as anything of a surprise to us.

We would… you know, the… we expect to continue working with the Zoran board sort of as it was and don’t expect that to be really any different than it has been, and we would again continue to expect to close. We have a very sort of clear, and we believe, a strong legal agreement, i.e. the merger agreement is, you know, clearly in place, and frankly we think the transaction is compelling both for our shareholders and for those of Zoran, so we expect to continue… we continue to expect to close in June.

And it’s been a couple of weeks now since the deal. Have you had any response from your customers on how they view the deal, and do they see the benefits from the [overtalking]…?

Yes, I… the response has been very positive, so I think that there’s sort of several angles on that. One is that for us to talk to some of our customers who are also customers of Zoran, so we have a pretty clear sense of their view of Zoran\s capabilities, technologies, and we’ve been very encouraged by that specific reaction.

The second thing is we’ve been able to talk to them about some of the combined things that we will be able to offer, which again, I think we feel that there’s been a very positive reaction, and I mean, again, it’s not… in some ways that’s not difficult to say, because obviously, if you’re a customer and you had someone coming to you with sort of a combined solution that looks attractive, you’re happy to say looks great, I’ll take that when it comes, but again, I think that the idea that for example again the camera or the TV, these combined platforms will actually… you know, integration at the end of the day is what… is… drives, you know, semi conductors (?) and has for a long time, but at the end of the day what that does, it will… you know, reduces cost for everybody and it actually should make the products more compelling.

Questioner

I don’t know if () got a way to the microphone. I’ll shout. What was the growth in the pure Bluetooth chip revenues in the last two quarters?

And this is… the state of Bluetooth, the Bluetooth space overall, if I divide it into segments, in the handsets based penetration of Bluetooth is already very high, all right, so the growth still, you know, some significant growth in volumes, but significant reductions in ASPs (?), so that market overall, probably, you know, flattened down a little bit, and we would be consistent with that. I would say in the overall… in the rest of the business, for example in automotive audio consumer, you know, still good growth in the Bluetooth business, and that would be the same for us here.

Questioner

You talked about () synergies () 50 million number, and you also said something about purchasing synergies. Is that big () synergies, and just talk us through what are the purchasing synergies for an IP () company?

So that () to me, if I… maybe what I’ll do is I’ll go… look back and I’ll sort of talk of… well, the general picture that comes from both sort of cost of goods but also from SGNA (?), so the first and sort of most straightforward one is we both are buying from TSMC, so we buy our wafers (?) from the same manufacturer, and we’re on the same process node or effectively will be on the same process node, so the opportunity for us to go to TSMC but also to ASE, who does our packaging and test, also to the tool suppliers and really, you know, offer then… talk to them about the opportunity to get a greater discount on the back of greater scale and higher volume is very real, right, and we would expect very much to be able to do that, so if a $1.2, you know, pro forma billion business, roughly 50% gross margins, we’re buying $600 million worth of, you know, pretty much all of that is wafers, backend and test, so the opportunity to take… get some savings there I think is very real.

The second part of this is, you know, these… the synergies we talked about, that 50 million, is very much then about overlapping functions, so the obvious ones being corporate functions, so you know, don’t need two CEOs etc, that sort of classic synergies, and I focus on that because in addition to that, or sort of separate from that, you know, Zoran has been loss-making. Now, they have a plan to move that business to profitability during this year, which would imply some reduction in cost, and that would be a… that’s a separate number from the 50 million we talked about.

But just looking at those numbers, you seem to be saying if you’ve got 5% cost reduction that would be 30 million. Is 5% really achievable from TSMC, going from your 800 to 1.2?

I’m not going to put a specific number on it, but I guess what I would say is that we said… when we did the SiRF deal two years ago we said we would do 35 million of synergies within 60 days, and we did that and more, so I feel extremely comfortable that 50 million is a number that we can achieve.

And then secondly, on the change in the board structure at Zoran, what can… the number of the three directors appointed, what capacity do they have to be disruptive?

Well, open question to the imagination (?) I guess. No, I think at the end of the day the… what they will… I can’t really speak for them, right, but the board of Zoran needs to act both within their obligations and within… for the best interest of their shareholders, right?

Now, the obligations that they have in the merger agreement which has been filed are pretty clear, right, and we have a signed agreement, and there really… there’s very little opportunity for that to change in the absence of a higher offer, right, and if there were a higher offer obviously that changes the situation and we will… you know, we’ll look at that when it comes, right, but in terms of other ways that they can be disruptive, I mean, you’d have to… I totally expect them to act within the guidelines of the deal, which is what they’ve said, right, so that’s what I expect to happen here.

Questioner

Regarding Zoran again, their problems… the reason why they are loss-making to my understanding was the digital TV business and the desktop business. How…?

And the…?

The desktop… the setup (?) box business. How you… maybe in… wanted to proceed with this business because they already start to restructure. You show… showed one slide you want maybe to make a combined business out of the TV business despite they have these big problems, so what’s your strategy going forward with this problematic areas of Zoran?

Sure. Maybe I’ll start a bit broader and then come into that. So if you look at the overall Zoran business, which is… as I mentioned, has been loss-making, they really… they organise themselves in three divisions, so they have a printer business which is a very nice gross margin… high gross margin profitable business, and they have a camera business which is the same, so both of those businesses we find quite attractive, and also the Microtune business which they bought, you know, high gross margins, strong market position, that business is more like break even, but again, there’s an opportunity for some synergies out of that transaction, which again are part of the numbers and that are part of their sort of cost reduction plans, so one of the things that we felt, you know, very strongly about when looking at this deal is that actually if you… the issues that we had to deal with were quite clear, so they’re clearly there in the digital TV and what we call home entertainment space, right.

Now, they built that business in the last few years very successfully, really focusing on sort of mid and lower tier customers in the US, and that was a very successful strategy for them for a year, you know, a year, a couple of years, and then in 2009 and 2010 that part of the market suffered, right, and they suffered as a result of that, so what they’ve decided to do, you know, 18 months ago or so, is change their strategies to focus more on the top tier, right, and so that… what… so the drivers for that really I think are the view that the TV market is changing and things like high definition, things like, you know, 3D, things like, you know, connective TV, i.e. you know, internet… you know, being able to access the internet through your TV are all becoming more important features which, you know, they believe in, I think we share that deal (?).

We’ll drive people more towards the top tier and sort of towards the higher end branded names, or seemingly (?) what I think what has been happening, so as a strategy we think it’s the right way for them to go. Now the question is can they execute upon that, I mean, and the indications that we would so far is that they have been getting some success, right. They’ve talked about having tier one design wins in the TV space, and so that’s… that would be the path that we would probably expect to follow.

Now, at the same time there’s clearly… you know, our view is we would like that business to be profitable quite quickly, and they have talked about a plan for the overall business to be profitable by the end of this year, and we would expect to sort of continue with that plan and make sure that actually, you know, that that does become reality, and so it’s very much our plan in the first instance to continue with that strategy but also drive quickly to profitability.

There’s a lot of discussion that maybe an acquisition in the connectivity space would have made more sense. Is that a wrong assumption or…?

I’m not sure exactly what you might be referring to. I mean, I think if we look at our position in the connectivity space, I mean, we feel we have a very strong position in Bluetooth and GPS, we’ve got a growing position in Wi-Fi and we feel very comfortable with our technology there. I mean, I think we’ve said often that we would be open to… we’re interested in acquisitions across different… you know, across both our existing business but in adjacent areas, and we feel that this is the one that sort of… it’s a very attractive opportunity and one that we wanted to follow up on.

Now, if there were other opportunities to do things in connectivity or location we would clearly look at them, but again I think our strengths in those areas would say that it’s probably a sort of different balance of requirements to make something attractive in those spaces.

Finally regarding your position in smartphones, because you mentioned already you have feature phones, you have a new product, 9,800, how do you proceed with this and how…

Sorry, just to be clear, so the CSR 8,000, which is our current generation Bluetooth chip, is the one that’s ramping (?) in future phones now. The CSR 9,800, which is a Bluetooth Wi-Fi combo, so within 40 nanometres (?), this is the one we would expect to sample in the summer, and we’re very much… that’s very much on track and we’re very… I think we’re quite… what’s the right word… confident, or excited is probably a better word, about the prospects for that chip in the smartphone space, so it’s very much targeted at gaining share in the smartphone space for the Bluetooth Wi-Fi combo. The other thing, I mean, again it’s important to reiterate is that in GPS SiRF-star IV is do very well, you know, again very much in that smartphone space.

Questioner

Hi, I guess when we think about the connect at home the stuff which really excites me is the kind of the streaming of device / device music and video. It seems to me like Bluetooth’s range is too short to really benefit from that in a strong way, so I wondered if you see things like Wi-Fi Direct taking off. Are those things you’re investing in, or are those potentially threats?

I guess I would say… two comments on that. I think if you think about wireless streaming throughout the home, then I think yes, Wi-Fi is definitely something that’s going to happen and something we are investing in and something we will expect or participate in, right.

If you think about sort of wireless audio within a room I actually think Bluetooth is quite compelling. The audio quality of our Bluetooth is extremely high, right, and actually… I mean, effectively what we’ve done in the headset is we have a single chip audio and Bluetooth sort of combination, and it has quite compelling audio quality, so some of the things that we sort of for example were being launched at CS (?) in January, you know, there’s something called a jam box which is a wireless speaker, about that big, which has a very good voice quality… sorry, voice and sound quality, and we would expect that type of thing to be sort of increasing, sort of an increasing opportunity for us, so Bluetooth within a living room for example to stream from your TV to wireless speakers we think is an absolutely interesting opportunity. Now, at the end of the day, Wi-Fi sort of throughout the home is definitely something that we would expect to participate in as well.

And specifically Wi-Fi Direct, is that something you see emerging?

Our current Wi-Fi chips that we’re selling into the handset space are absolutely Wi-Fi Direct capable, yes.

Questioner

Maybe if I just ask () again, just looking at integration with silicon (?) with Zoran, what do you think would be major challenges there? I know it’s quite a long term outlook, but you wouldn’t see any… would there be any major issues in that or…?

Yes, I mean, I guess two points to make there. I would say one is that it is a… in a sort of… two fundamental points, one is that, you know, are you on the same process node, i.e. is it sort of are the roadmaps in a certain sensor (?) line, and the answer to that is yes, so for example, you know, we are… as most of you all know, we’ve moved all of our IP to 40 nanometres, so they’re doing their SOCs on 40 nanometres and well, so in the first instance that sort of overcomes a significant… what could be a significant hurdle, okay, so the next question is when you’re combining, you know, significantly digital chips the chips that are mixed signal i.e. RF analogue and digital as well, then you obviously come up with a lot of sort of design questions as to what’s the right way to do the combinations, right, does it become a single chip, do you have the RF separate etc, and that’s the sort of an architecture question and it’s very much something we will look at, you know, once we have the two R&D teams together sitting in one place to figure out what we think the best roadmap there is, but fundamentally, you know, that’s where I think CRS’s strength has been, is in mixed signal and RF, and so the opportunity for us to, I think, do well and actually sort of have leading technology in that space is very real.

Questioner

And I guess just as we look at your 40… your own 40 nanometre roadmap with the Bluetooth Wi-Fi combo, do you still feel comfortable against the competition that you’ll be there on that node before your competition, or how that will likely…

Yes, absolutely, I mean, what we’ve… again, what we’ve been… what we said, to sort of reiterate, is that we’ve started… we started looking at the 40 nanometre… sort of moving our IP to 40 nanometres several years ago. We’ve done a lot of test structures with TSMC, and our impression has been working with them that we are doing things with them that they haven’t done before, so I feel to us as though we are in a leading position there.

Now, I cannot be, you know, definitive. I don’t know exactly what everybody else is doing, but it definitely feels to us that we are in a strong position relative to the composition… relative to the competition in that area.

And I guess just in terms of the general industry trends, have you seen any excessive pricing pressure on some of the chips, or is things still as expected?

No, I would say very much as expected. You know, Q1 is moving, nothing new to say about the first quarter or beyond, and so we look forward to our next set of results.

Any other questions?

Questioner

Maybe coming back on the cross-selling opportunities, your two major or very important end customers are handsets and headsets. I don’t see a lot of opportunities to cross sell Zoran’s solutions in these two end markets of CSR. Is that right, or… you didn’t mention even anything.

Sure, now I guess there are two points I’ll make there, so today handsets and headsets are probably roughly half of our business, so if you take the, you know, automotive and P&D space for example, which is again about 30% of the overall business, the opportunity for us to add their video and imaging technology to our platform is very real, so I mean, to take an example, so we’re… one of the things that we’re very excited about now is our SiRF Prima II platform, we () talked about having sort of four lead customers and what that’s doing is it’s taking our P&D platform, which effectively is the entire P&D on a chip, so in terms of all the video, all the graphics, as well as the GPS, and moving it to an in-dash solution, so actually if we could take some of their video and imaging capabilities and actually add them to that solution, a very attractive opportunity for us by way of example.

To look at specifically then towards… you know, to the headset space, I think, again, not a lot of video and imaging on a headset, maybe someday. In the handset space though, it’s probably more of a medium to longer term opportunity, and the way we see that is that the… they have been in the handset space before, and effectively what happened, they were selling a video sort of imaging coprocessor next to sort of the central () processor in the phone, and effectively that was… there was not enough demand for that. That was a couple of years ago.

Now, as sort of processing power increases the opportunity to actually in some form take a lot of their () and their capabilities and move them into the handset we think is very real, so for example the video stabilisation technology, you know, if we could actually… if we could put that in a smartphone, very interesting opportunity. Now, how we do that, I think this is something we need to figure out and work on, because it’s not… so that’s why we sort of talk about that not as a sort of an immediate opportunity. It’s not something we’ll be out doing sort of in July, but actually getting the guys in the lab to actually work on that is something we think is a very real… very real possibility.

Questioner

Just remembering… looking back to your GPS business, you’ve had some capacity constraints on that side of things. How is the progress going with moving from one () to another ()?

So again, so the background of that, so we… from about the middle of last year one of our products, one of our GPS products, is made at a family (?) that not TSMC, and we have had capacity constraints there in the second half of last year, and we’ve… expect those to continue through the first half of this year, so the situation there is very much unchanged in the sense that we said that we would… very confident that we would have those resolved by midyear, and by midyear resolve meaning that we actually would be… have moved the production of those chips to a different family, so that process is again well underway, and we’re very comfortable that that should be in hand by the end of the second quarter.

I’m just looking forward to whenever you’re trying to ramp the 40 nanometre products. Have you already secured capacity for that? You don’t see any risk as other people move that you’ll see any issues there, or…?

I guess that I’ll try to make this a general point. I mean, we are… we have a very long standing relationship with TSMC, which is where we produce, you know, 90% plus of our chips. That relationship is in… continues into 40 nanometres, so again we feel very comfortable that we will be able to get the capacity that we need, you know, suffice to say we are I think their largest European customer today. Once the Zoran deal is, you know, complete, that will be yet more true, so I think we feel quite comfortable that that relationship is in a good position.

And you already have secured resource that’s still in…

The 40… the first 40 nanometre chips will be the 9.800 and the SiRF-star V, which we will be producing, so ramping, about a year from now, so I think it’s early to have the capacity specifically secured, but obviously, you know, we’ve been working with them for several years on it, so they’re well aware of what we’re expecting.

Closing Comments

I think will that we’ll… unless anyone else has any more questions… thank you very much.

KEY

()	Inaudible word

()()()	Inaudible phrase

(?) After a word	Suggestion of what an unclear word might be.

*Text here*	Indicates a disturbance, or other problem with tape.

Italic Text	Questions in Q&A

Turn Tape side A to B	*Tape ends – some speech possibly missed*…

Forward-looking statements

This communication contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business; and (iv) the proposed share buyback and (v) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere), which are available at the SEC’s web site http://www.sec.gov. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger involving CSR and Zoran. In connection with the proposed Merger, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Zoran. Each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT ON FORM F-4 (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement/Prospectus, the Registration Statement on Form F-4 and any other documents filed by CSR or Zoran with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov, at Zoran’s website at http://www.Zoran.com, and at CSR’s website at http://www.CSR.com.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction. CSR plans to file the Proxy Statement/Prospectus and Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.Zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the financial period ended 2 January 2009, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at http://www.CSR.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction.